April 4, 2005

VIA EDGAR

Mr. Keith O’ Connell
Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Accession Number 0001089355-05-000054
Accession Number 0001089355-05-000048

T. Rowe Price Index Trust, Inc.
consisting of the following series:
T. Rowe Price Equity Index 500 Fund
T. Rowe Price Extended Equity Market Index Fund
File Nos.: 033-32859/811-5986

T. Rowe Price International Index Fund, Inc.
consisting of the following series:
T. Rowe Price International Equity Index Fund
File Nos.: 333-44964/811-10063

T. Rowe Price U.S. Bond Index Fund, Inc.
File Nos.: 333-45018/811-10093

Dear Mr. O’Connell:

On behalf of the above-referenced T. Rowe Price registrants (collectively “the Price Funds”), we hereby request that the above-referenced registration statements filed on Form Type N-14 on March 31, 2005, and requested to change to Form Type Type N-14AE on April 1, 2005 be withdrawn. The registration statements inadvertently were not signed or dated.

Please do not hesitate to contact the undersigned at (410) 345-6601 if you have questions, or if you require anything further in connection with your review of this filing.

Sincerely,

/s/ Forrest R. Foss
Forrest R. Foss

cc: Ruth A. Sanders